Exhibit 99.1
Shinhan Bank resolved to pay interim cash dividends to Shinhan Financial Group

On December 27, 2011, Board of Directors of Shinhan Bank, wholly-owned bank subsidiary of Shinhan Financial Group (“SFG”), resolved to pay interim cash dividend of KRW 350 billion or KRW 221 per common share to its holding company. Since SFG wholly owns Shinhan Bank, SFG will be receiving the total dividend amounts.